Company Contact Rob Schreck Cimetrix, Incorporated Phone: (801) 256-6500 Fax: (801) 256-6510 rob.schreck@cimetrix.com	Exhibit 99.1
Cimetrix Announces Increased Revenues and Record Net Income in 2010
Reports Highest Net Income in Company History While Increasing R&D to Support Long-Term Growth Initiatives

SALT LAKE CITY, UT — March 29, 2011 — Cimetrix, Incorporated (OTCQB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, and electronics industries, today reported financial results for the fourth quarter and year ended December 31, 2010.

Fourth Quarter 2010 Financial Results Highlights:
•	Total software revenue increased 101% to $1,354,000 compared to the fourth quarter of 2009
•	Total revenue increased 100% to $1,613,000 compared to the fourth quarter of 2009
•	R&D investments increased 200% compared to the fourth quarter of 2009
•	Sixth consecutive profitable quarter

Full year 2010 Financial Results Highlights:
•	Total software revenues increased 173% to $5,963,000 from $2,185,000
•	Total revenues increased 119% year-over-year to $6,807,000 from $3,111,000
•	Net income was $1,904,000, compared to a net loss of $476,000 in 2009
•	Highest net income in Company history
•	Cash balance at end of year was nearly $1.6 million, a more than ten-fold increase from the end of 2009

Management’s Comments

Commenting on the financial results, Bob Reback, Cimetrix President and CEO, stated, “2010 was an outstanding year for Cimetrix. First, we benefited from the semiconductor capital equipment industry’s turnaround from the downturn of 2008-2009. In addition, the photovoltaic (PV) industry experienced strong year-over-year growth, which was a catalyst for Cimetrix making significant progress in penetrating this second target market.  Our strategy of working closely with our customers through their business cycles along with the growth in the semiconductor and PV markets enabled Cimetrix to achieve substantially improved financial performance.”

Mr. Reback added, “During the second half of 2010, we used the strong cash flow generated from our operations to increase investment in research and development for virtually all of our product lines, including CIMControlFramework™, our newest software product for advanced tool control. We believe Cimetrix is increasingly being viewed as a trusted software supplier to leading makers of precision manufacturing equipment that are participating in the robust demand for products in high growth markets for consumer electronics, communications devices and clean technology applications. To this end, we were successful in securing a number of major new customers that have begun the process of integrating Cimetrix products into new models of equipment. We will continue to invest in our software platforms and customer relationships to increase both the number of machines shipped worldwide using Cimetrix products as well as the total value we provide per machine shipment. We thank our customers, shareholders and employees for their support and look forward to continuing on our path of profitable growth.”

Recent Business Highlights:

•
New Release of CIMControlFramework 3.0. Cimetrix invested heavily in research and development to complete a major new release of its CIMControlFramework software product for tool control. This flexible, extensible, tool control software enables OEMs to reduce the time and engineering effort required to develop automated equipment that meets industry standards and fulfills demanding performance requirements. With this new release, Cimetrix secured two major new customers that initiated projects in early 2011.

•
Major investments in Connectivity Products. Cimetrix worked with industry standards bodies and increased R&D spending for its CIMPortal™, CIMConnect™, CIM300™, and other connectivity products to support its product leadership in the area. Not only is this investment vital to enable the continued adoption of standards such as EDA/Interface A that provides for improved data collection by integrated circuit manufacturers to improve yield and equipment utilization, but it also provides continued product leadership for Cimetrix’s Connectivity Products.

•
Cimetrix Japan K.K. Officially Launched. Cimetrix created a subsidiary in Japan to enhance the Company’s presence in the country and to provide even greater customer support to an expanding base of Japanese equipment suppliers.

Outlook for 2011

Industry analysts expect the worldwide semiconductor capital equipment spending to be flat to up 10% in 2011. The solar-photovoltaic manufacturing industry is projected to have solid year-over-year growth, although this projection is largely predicated on government incentives. In addition, Cimetrix management believes opportunities for its products in the fast growing high-brightness LED industry will gain traction. With this backdrop, Cimetrix is expected to experience an increase in its new software license revenue from existing customers that have already integrated the Company’s software into their equipment. The Company is also engaged in a number of customer projects that should provide increased consulting and services revenues in 2011 as part of ongoing efforts to assist these customers in developing new tool models based on Cimetrix software products. While these projects will not add significant software revenues during 2011, management believes that they will provide solid increases in software revenues in 2012 and beyond. With a strong balance sheet, the Company plans to continue with new product development initiatives that support the precision equipment OEMs while maintaining profitability in 2011.

About Cimetrix Incorporated
Cimetrix (OTCQB: CMXX) designs, develops, markets, and supports factory automation and equipment control software for the global semiconductor, photovoltaic, and electronics industries. A leading participant in SEMI standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, GEM300 and EDA standards.

The Company’s products can be found on virtually every tool type in nearly every semiconductor 300mm factory worldwide.  The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution.  Key products include:
▪	CIMControlFramework™
▪	CIMConnect™
▪	CIM300™
▪	CIMPortal™

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), the International SEMATECH Manufacturing Initiative (ISMI) as well as the PV Group. For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to capital expenditures by semiconductor chip, photovoltaic and LED manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, continuing governmental incentives for the photovoltaic market, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

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CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,
ASSETS	2010	2009
Current assets:
Cash and cash equivalents	$1,559,000	$139,000
Accounts receivable, net	673,000	432,000
Inventories	-	1,000
Prepaid expenses and other current assets	33,000	22,000
Total current assets	2,265,000	594,000

Property and equipment, net	100,000	21,000
Intangible assets, net	-	6,000
Goodwill	64,000	64,000
Other assets	20,000	20,000

	$2,449,000	$705,000

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$332,000	$50,000
Accrued expenses	570,000	346,000
Deferred revenue	237,000	162,000
Current portion of notes payable and capital lease obligations	5,000	295,000
Total current liabilities	1,144,000	853,000

Long-term liabilities:
Notes payable – related parties, net	396,000	388,000
Long-term portion of notes payable	376,000	413,000
Total long-term liabilities	772,000	801,000

Total liabilities	1,916,000	1,654,000

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock; $.0001 par value, 100,000,000 shares
authorized, 44,842,767 and 46,861,198 shares issued,
respectively	4,000	5,000
Additional paid-in capital	33,488,000	33,409,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(32,910,000)	(34,314,000)
Total stockholders’ equity (deficit)	533,000	(949,000)

	$2,449,000	$705,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
Revenues:
New software licenses	$1,119,000	$462,000	$5,108,000	$1,333,000
Software license updates and product support	235,000	213,000	855,000	852,000
Total software revenues	1,354,000	675,000	5,963,000	2,185,000
Professional services	259,000	133,000	844,000	926,000

Total revenues	1,613,000	808,000	6,807,000	3,111,000

Operating costs and expenses:
Cost of revenues	540,000	152,000	1,516,000	967,000
Sales and marketing	343,000	190,000	1,077,000	788,000
Research and development	387,000	127,000	846,000	519,000
General and administrative	299,000	270,000	1,337,000	1,105,000
Depreciation and amortization	9,000	14,000	29,000	85,000

Total operating costs and expenses	1,578,000	753,000	4,805,000	3,464,000

Income (loss) from operations	35,000	55,000	2,002,000	(353,000)

Other income (expenses):
Interest expense	(21,000)	(28,000)	(98,000)	(127,000)
Gain on sale of assets	-	3,000	-	4,000

Total other expenses, net	(21,000)	(25,000)	(98,000)	(123,000)

Income (loss) before income taxes	14,000	30,000	1,904,000	(476,000)

Provision for income taxes	-	-	-	-

Net income (loss)	$14,000	$30,000	$1,904,000	$(476,000)

Net Income (loss) per common share:
Basic	$0.00	$0.00	$0.04	$(0.01)
Diluted	$0.00	$0.00	$0.04	$(0.01)

Weighted average number of shares
outstanding:
Basic	44,755,000	46,821,000	46,108,000	37,790,000
Diluted	46,555,000	46,821,000	47,399,000	37,790,000